Exhibit 1

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Harry Winston Diamond Corporation recorded consolidated net earnings of $70.1 million or $1.15 per share for the year, compared to net earnings of $106.4 million or $1.82 per share in the prior year. Consolidated net earnings for the year included a non-cash write-down of the goodwill relating to the retail operations of $93.8 million or $1.54 per share. The write-down was partially offset by a $59.1 million net foreign exchange gain or $0.96 per share, compared to a net $43.4 million foreign exchange loss or $0.74 per share in the prior year. Consolidated net earnings also included an after-tax gain on insurance settlement of $9.9 million or $0.16 per share, compared to $8.0 million or $0.14 per share in the prior year.

Consolidated sales were $609.2 million for the year compared to $679.3 million for the prior year, resulting in a 13% decrease in gross margin and a 24% decrease in consolidated earnings from operations.

The mining segment recorded sales of $328.2 million, a 21% decrease from $413.8 million in the prior year. The decrease in sales resulted from lower rough diamond production and lower rough diamond prices in the fourth quarter. Rough diamond production for the calendar year was down 23% to 3.7 million carats produced versus 4.8 million for the prior year. Earnings from operations for the mining segment decreased 24% to $168.6 million compared to the prior year. The decrease was due primarily to lower sales and to a lesser degree a decrease in gross margin.

The retail segment recorded a 6% increase in sales to $281.0 million, with a loss from operations of $2.5 million compared to a loss from operations of $3.1 million in the prior year. Retail segment SG&A as a percentage of sales remained consistent with the prior year at 48%.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

Prepared as of April 16, 2009 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the fiscal year ended January 31, 2009, and its financial position as at January 31, 2009. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the consolidated financial statements and notes thereto. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year of Harry Winston Diamond Corporation ended January 31. Unless otherwise indicated, references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, new salon openings, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry, expected cost of sales and gross margin trends in the mining segment, and expected sales trends in the retail segment. Actual results may vary from the forward looking information. See “Risks and Uncertainties” on page 19 for material risk factors that could cause actual results to differ materially from the forward looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, credit and general capital market conditions and the ability of the Company to refinance or replace its existing credit facilities, the level of worldwide diamond production and world and US economic conditions and demand for luxury goods. Specifically, in estimating Harry Winston Diamond Corporation’s projected share of the Diavik Diamond Mine capital expenditure requirements over the next five years, Harry Winston Diamond Corporation has used an average Canadian/US dollar exchange rate of $0.86. In making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends in the retail segment, the Company has made assumptions regarding, among other things, world and US economic conditions and demand for luxury goods. While Harry Winston Diamond Corporation considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 19.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, financing and credit market risk, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 19 of this Annual Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in Harry Winston Diamond Corporation’s operations.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Management’s Discussion and Analysis, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Management’s Discussion and Analysis, actual events may differ materially from current expectations. The Company uses forward looking statements because it believes such statements provide useful information with respect to the future operation and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While Harry Winston Diamond Corporation may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Harry Winston Diamond Corporation’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion

Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine, located off Lac de Gras in Canada’s Northwest Territories. The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand.

As at January 31, 2009, the Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (40%) where Harry Winston Diamond Corporation owns an undivided 40% ownership interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Limited Partnership is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

On March 19, 2009, the Company announced a strategic investment by Kinross Gold Corporation (“Kinross”), whereby Kinross will make a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross will subscribe for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross will also subscribe for new partnership units representing a 22.5% interest in the limited partnership which holds the Company’s 40% ownership interest in the Diavik Diamond Mine, for a net effective subscription value of $104.4 million. The transaction closed on March 31, 2009 and the Company’s economic interest in the Diavik Diamond Mine is now 31%. With the closing of the Kinross transaction, all amounts outstanding on the Company’s senior secured term and revolving credit facilities were repaid as of March 31, 2009. If the transaction had closed on January 31, 2009, the Company would have recorded a non-cash dilution loss of approximately $30 million in respect of its interest in the Diavik Diamond Mine.

Market Commentary

The Diamond Market

During the first eight months of fiscal 2009 sales of rough diamonds were strong and increases in prices were achieved. Commencing in the fourth quarter of fiscal 2009, the diamond industry began to be significantly impacted by the global economic slowdown and the ongoing world-wide credit crisis.

The availability of credit to the diamond processing and jewelry manufacturing sectors of the industry has declined, thus reducing demand for rough diamonds as the industry supply lines de-stock. The Company anticipates challenging trading conditions for the near-term although subdued demand has returned for certain rough diamond categories reflecting the sell-through of core engagement ring type products which account for about half of the overall polished diamond market.

The decline in polished diamond prices has been significantly less than the price declines in rough diamonds although sales volumes have declined substantially as the world economic crisis has deepened.

® Harry Winston is a registered trademark of Harry Winston Inc.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

The Retail Jewelry Market

The luxury diamond jewelry market has also been negatively affected by the severity of the global economic downturn. The major markets of the United States and Japan have experienced the most significant decreases in demand, while consumers in the Middle East and parts of Asia continue to purchase luxury diamond products.

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2009 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

	2009	2009	2009	2009	2008	2008	2008	2008	2009	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$118,399	$148,623	$186,119	$156,079	$188,195	$176,478	$173,269	$141,365	$609,220	$679,307	$558,793
Cost of sales	68,908	71,679	73,542	73,149	83,637	74,591	81,827	71,132	287,278	311,187	285,498
Gross margin	49,491	76,944	112,577	82,930	104,558	101,887	91,442	70,233	321,942	368,120	273,295
Gross margin (%)	41.8%	51.8%	60.5%	53.1%	55.6%	57.7%	52.8%	49.7%	52.8%	54.2%	48.9%
Selling, general and administrative expenses	39,399	33,998	39,194	43,285	45,494	35,539	35,201	34,211	155,876	150,445	126,536
Earnings from operations	10,092	42,946	73,383	39,645	59,064	66,348	56,241	36,022	166,066	217,675	146,759
Interest and financing expenses	(4,960)	(4,678)	(5,366)	(5,453)	(7,082)	(7,422)	(7,222)	(6,132)	(20,457)	(27,858)	(21,150)
Other income	778	407	815	246	706	594	545	913	2,246	2,758	5,081
Insurance settlement	17,240	–	–	–	13,488	–	–	–	17,240	13,488	–
Impairment charge	(93,780)	–	–	–	–	–	–	–	(93,780)	–	–
Foreign exchange gain (loss)	4,649	48,982	5,301	155	22,270	(40,584)	(11,785)	(13,292)	59,087	(43,391)	8,784
Earnings (loss) before income taxes	(65,981)	87,657	74,133	34,593	88,446	18,936	37,779	17,511	130,402	162,672	139,474
Income taxes (recovery)	7,052	15,685	24,185	13,336	(1,968)	26,197	17,747	14,118	60,256	56,094	34,830
Earnings (loss) before minority interest	(73,033)	71,972	49,948	21,257	90,414	(7,261)	20,032	3,393	70,146	106,578	104,644
Minority interest	(58)	81	1	1	(34)	90	(26)	140	25	170	375
Net Earnings (loss)	$(72,975)	$71,891	$49,947	$21,256	$90,448	$(7,351)	$20,058	$3,253	$70,121	$106,408	$104,269
Basic earnings (loss) per share	$(1.19)	$1.17	$0.81	$0.35	$1.55	$(0.13)	$0.34	$0.06	$1.15	$1.82	$1.79
Diluted earnings (loss) per share	$(1.19)	$1.17	$0.81	$0.35	$1.54	$(0.13)	$0.33	$0.05	$1.15	$1.81	$1.76
Cash dividends declared per share	$0.05	$0.05	$0.05	$0.05	$0.05	$0.25	$0.25	$0.25	$0.20	$0.80	$1.00
Total assets(i)	$1,567	$1,645	$1,637	$1,591	$1,494	$1,433	$1,367	$1,315	$1,567	$1,494	$1,288
Total long-term liabilities(i)	$550	$562	$617	$634	$660	$530	$486	$408	$550	$660	$536

(i) Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 9 for additional information.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Year Ended January 31, 2009 Compared to Year Ended January 31, 2008

CONSOLIDATED NET EARNINGS

Harry Winston Diamond Corporation’s net earnings for the fiscal year ended January 31, 2009 totalled $70.1 million or $1.15 per share, compared to net earnings of $106.4 million or $1.82 per share for the prior year. Net earnings were impacted by a non-cash write-down of the goodwill relating to the retail operations of $93.8 million or $1.54 per share. The write-down was partially offset by a net $59.1 million foreign exchange gain or $0.96 per share, compared to a net foreign exchange loss of $43.4 million or $0.74 per share in the prior year. Also impacting results was an after-tax gain on insurance settlement of $9.9 million or $0.16 per share that resulted from the December 2008 robbery at the Harry Winston Paris salon, compared to an after-tax gain of $8.0 million or $0.14 per share from the October 2007 robbery.

CONSOLIDATED SALES

The Company recorded sales for the fiscal year ended January 31, 2009 of $609.2 million compared to sales of $679.3 million for the prior year. On a segment basis, rough diamond sales accounted for $328.2 million of these sales compared to $413.8 million for the prior year. The Company completed nine rough diamond sales, one of which was an open-market tender, during the fiscal year, compared to ten rough diamond sales the prior year. Harry Winston’s retail segment sales were $281.0 million, compared to $265.5 million for the prior year.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

The Company recorded cost of sales of $287.3 million for a gross margin of 52.8% during the fiscal year compared to $311.2 million and a gross margin of 54.2% during the prior year. The Company’s cost of sales includes costs associated with mining, sorting and retail activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. Harry Winston Diamond Corporation incurred SG&A expenses of $155.9 million for the fiscal year compared to $150.4 million for the prior year. The increase of $5.4 million in SG&A expenses from the prior year is primarily due to an increase of $4.0 million in insurance premiums, $3.4 million in amortization expense, $3.0 million in rent and building related expenses, $1.3 million in salaries and benefits, partially offset by a decrease of $3.0 million in advertising and selling expenses, $2.1 million in stock-based compensation, and $1.2 million in professional fees.

Included in SG&A expenses for the year are $19.9 million for the mining segment as compared to $23.4 million for the prior year, and $136.0 million for the retail segment as compared to $127.1 million for the prior year. For the mining segment, the decrease in SG&A expenses was primarily due to a mark-to-market reduction in stock-based compensation. For the retail segment, the increase was as a result of our continued investment in the Harry Winston brand, and reflected an increase in salaries and benefits, rent and building related expenses and depreciation and amortization expense. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES

The Company recorded a tax expense of $60.3 million during the twelve months ended January 31, 2009, compared to a tax expense of $56.1 million in the comparable period of the prior year. The Company’s effective income tax rate for the year, excluding Harry Winston’s retail segment, is 27%, which is based on a statutory income tax rate of 31% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the twelve months ended January 31, 2009, the Company recorded an unrealized foreign exchange gain of $48.6 million on the revaluation of the Canadian dollar denominated future income tax liability, as compared to an unrealized foreign exchange loss of $37.0 million recorded in the comparable period of the prior year. The unrealized foreign exchange gain is not taxable for Canadian income tax purposes. The Company also recorded a non-cash impairment charge of $93.8 million in relation to the goodwill of Harry Winston’s retail segment in the current year. The impairment charge is not deductible for Canadian income tax purposes. The impact of foreign exchange and impairment charge on goodwill are the main causes of the unusual effective tax rate for the current year.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2028.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended	Year ended
	January 31,	January 31,
	2009	2008
Statutory income tax rate	31%	34%
Northwest Territories mining royalty (net of income tax relief)	12%	12%
Impact of foreign exchange	(16)%	6%
Impact of changes in future income tax rates	–%	(7)%
Earnings subject to tax different than statutory rate	(5)%	(4)%
Changes in valuation allowance	2%	(2)%
Benefits of losses recognized through reduction of goodwill	–%	3%
Assessments and adjustments	–%	(7)%
Impact of impairment charge on goodwill	22%	–%
Other items	–%	(1)%
Effective income tax rate	46%	34%

CONSOLIDATED INTEREST AND FINANCING EXPENSES

Interest and financing expenses of $20.5 million were incurred during the fiscal year compared to $27.9 million for the prior year. The reduction in interest and financing expenses relates to a combination of reduction in debt levels in the mining segment and lower interest rates.

CONSOLIDATED OTHER INCOME

Other income, which includes interest income on the Company’s various bank balances, was $2.2 million during the year compared to $2.8 million in the prior year.

CONSOLIDATED INSURANCE SETTLEMENT

In December 2008, approximately $31.7 million in Company-owned and consigned retail inventory at cost was stolen during a second robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $16.7 million in the fourth quarter on settlement of the insurance claim compared to a pre-tax gain of $13.5 million on the first Paris salon robbery that occurred in the third quarter of the prior year. The remaining balance of the insurance claim is $3.3 million, of which $1.0 million was received in February 2009; the insurance company has agreed to pay the balance of $2.3 million which is expected to be received during April 2009. Also included in insurance settlement is a $0.5 million gain resulting from an excavator fire that occurred in the fourth quarter of fiscal 2006 at the Diavik Diamond Mine.

CONSOLIDATED IMPAIRMENT CHARGE

The Company tested goodwill for impairment and determined that the carrying value of its retail segment is below the fair value as described on page 17. The Company recorded a non-cash goodwill impairment charge of $93.8 million during the fourth quarter.

CONSOLIDATED FOREIGN EXCHANGE GAIN (LOSS)

A net foreign exchange gain of $59.1 million was recognized during the fiscal year compared with a net foreign exchange loss of $43.4 million recognized during the prior year. The current year gain relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the weakening of the Canadian dollar against the US dollar at January 31, 2009. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Three Months Ended January 31, 2009 Compared to Three Months Ended January 31, 2008

CONSOLIDATED NET EARNINGS

The Company recorded a fourth quarter loss of $73.0 million or $1.19 per share compared to net earnings of $90.4 million or $1.55 per share in the fourth quarter of the prior year. The net loss resulted from a non-cash write-down of the goodwill relating to the retail operations of $93.8 million or $1.53 per share. The Company recognized a net $4.6 million foreign exchange gain or $0.08 per share, compared to a net foreign exchange gain of $22.3 million or $0.38 per share in the comparable quarter of the prior year. Also impacting results was an after-tax gain on insurance settlement of $9.9 million or $0.16 per share that resulted from the December 2008 robbery at the Harry Winston Paris salon, compared to a fourth quarter after-tax gain of $8.0 million or $0.14 per share from the October 2007 robbery.

CONSOLIDATED SALES

Sales for the fourth quarter totalled $118.4 million, consisting of rough diamond sales of $51.1 million and retail segment sales of $67.3 million. This compares to sales of $188.2 million in the comparable quarter of the prior year (rough diamond sales of $103.2 million and retail segment sales of $85.0 million). The Company held two primary rough diamond sales in the fourth quarter, consistent with the prior year. Ongoing quarterly variations in revenues are inherent in Harry Winston Diamond Corporation’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

The Company’s fourth quarter cost of sales was $68.9 million for a gross margin of 41.8% compared to $83.6 million cost of sales and gross margin of 55.6% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of SG&A expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $39.4 million for the fourth quarter, compared to $45.5 million in the comparable quarter of the prior year.

Included in SG&A expenses for the fourth quarter are $4.4 million for the mining segment as compared to $5.7 million for the comparable quarter of the prior year, and $35.0 million for the retail segment as compared to $39.8 million for the comparable quarter of the prior year. For the mining segment, the decrease was primarily due to a reduction in discretionary spending. For the retail segment, the decrease was due to a combination of reduced advertising and selling expenses and an adjustment to an equity-related compensation program resulting from the reduction in fair value of the retail segment. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES

The Company recorded a tax expense of $7.1 million during the fourth quarter, compared to a net tax recovery of $2.0 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston’s retail segment, is 28%, which is based on a statutory income tax rate of 31% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter of fiscal 2009, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $3.9 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange gain of $17.7 million in the comparable quarter of the previous year. The unrealized foreign exchange gain is not taxable for Canadian income tax purposes.

During the fourth quarter of fiscal 2009, the Company also recorded a non-cash impairment charge of $93.8 million in relation to the goodwill of Harry Winston’s retail segment. The impairment charge is not deductible for Canadian income tax purposes and is the primary cause of the unusual effective tax rate for the current quarter.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2028.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months
	ended	ended
	January 31,	January 31,
	2009	2008
Statutory income tax rate	31%	34%
Stock compensation	–%	(1)%
Northwest Territories mining royalty (net of income tax relief)	(1)%	6%
Impact of foreign exchange	–%	(11)%
Impact of changes in future income tax rates	–%	(12)%
Earnings subject to tax different than statutory rate	4%	(1)%
Changes in valuation allowance	(2)%	(4)%
Benefits of losses recognized through reduction of goodwill	–%	3%
Assessments and adjustments	2%	(15)%
Impact of impairment charge on goodwill	(44)%	–%
Other items	(1)%	(1)%
Effective income tax rate	(11)%	(2)%

CONSOLIDATED INTEREST AND FINANCING EXPENSES

Interest and financing expenses of $5.0 million were incurred during the fourth quarter compared to $7.1 million during the comparable quarter of the prior year. The reduction in interest and financing expenses resulted from a combination of a reduction in debt levels in the mining segment and lower interest rates.

CONSOLIDATED OTHER INCOME

Other income of $0.8 million was recorded during the quarter compared to other income of $0.7 million in the comparable quarter of the prior year.

CONSOLIDATED INSURANCE SETTLEMENT

In December 2008, approximately $31.7 million in Company-owned and consigned retail inventory at cost was stolen during a second robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $16.7 million in the fourth quarter on settlement of the insurance claim compared to a fourth quarter pre-tax gain of $13.5 million on the first Paris salon robbery that occurred in the third quarter of the prior year. The remaining balance of the insurance claim is $3.3 million, of which $1.0 million was received in February 2009; the insurance company has agreed to pay the balance of $2.3 million which is expected to be received during April 2009. Also included in insurance settlement is a $0.5 million gain resulting from an excavator fire that occurred in the fourth quarter of fiscal 2006 at the Diavik Diamond Mine.

CONSOLIDATED IMPAIRMENT CHARGE

The Company tested goodwill for impairment and determined that the carrying value of its retail segment is below its fair value as described on page 17. The Company recorded a non-cash goodwill impairment charge of $93.8 million during the fourth quarter.

CONSOLIDATED FOREIGN EXCHANGE GAIN

A net foreign exchange gain of $4.6 million was recognized during the quarter compared to a net foreign exchange gain of $22.3 million in the comparable quarter of the prior year. The gains relate principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the weakening of the Canadian dollar against the US dollar at year end. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars) (quarterly results are unaudited)

	2009	2009	2009	2009	2008	2008	2008	2008	2009	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$51,100	$90,716	$105,014	$81,393	$103,238	$122,711	$105,071	$82,752	$328,223	$413,772	$332,573
Cost of sales	34,612	40,617	32,390	32,150	36,962	45,985	46,217	40,516	139,769	169,680	166,879
Gross margin	16,488	50,099	72,624	49,243	66,276	76,726	58,854	42,236	188,454	244,092	165,694
Gross margin (%)	32.3%	55.2%	69.2%	60.5%	64.2%	62.5%	56.0%	51.0%	57.4%	59.0%	49.8%
Selling, general and administrative expenses	4,430	3,114	5,151	7,208	5,663	6,748	5,861	5,087	19,903	23,359	21,222
Earnings from operations	$12,058	$46,985	$67,473	$42,035	$60,613	$69,978	$52,993	$37,149	$168,551	$220,733	$144,472

Year Ended January 31, 2009 Compared to Year Ended January 31, 2008

MINING SALES

Rough diamond sales for the year totalled $328.2 million compared to $413.8 million in the prior year resulting primarily from lower carat production. The Company’s share of rough diamond production during the calendar year decreased 23% to 3.7 million carats compared to the prior year. The lower production resulted from the negative grade variation in the A-154 South pipe combined with the mining of low grade, mud-rich material from the top of the A-418 pipe and a higher volume of A-418 ore being processed due to challenging mining conditions in the lower benches of the A-154 pit.

The Company held nine primary rough diamond sales, one of which was an open-market tender, during the fiscal year compared to ten in the prior year. Harry Winston Diamond Corporation expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of primary and secondary sales events conducted at each sales location during the year, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each year.

MINING COST OF SALES AND GROSS MARGIN

The Company’s cost of sales for the fiscal year was $139.8 million for a gross margin of 57.4% compared to $169.7 million cost of sales and gross margin of 59.0% in the prior year. The decrease in the gross margin percentage resulted primarily from lower production.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes rough diamond sorting costs, which consist of Harry Winston Diamond Corporation’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the mining segment decreased by $3.5 million from the prior year primarily due to a mark-to-market reduction to stock-based compensation and a reduction in discretionary spending.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Three Months Ended January 31, 2009 Compared to Three Months Ended January 31, 2008

MINING SALES

Rough diamond sales for the quarter totalled $51.1 million compared to $103.2 million in the comparable quarter of the prior year resulting from a combination of lower carat production and a softening of the rough diamond market, leading to lower sales volumes and prices. Rough diamond production decreased 12% in the fourth calendar quarter from the prior year. The lower production resulted from the negative grade variation in the A-154 South pipe combined with a higher volume of A-418 ore being processed due to challenging mining conditions in the lower benches of the A-154 pit.

The Company held two primary rough diamond sales in the fourth quarter, consistent with the prior year. The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN

The Company’s fourth quarter cost of sales was $34.6 million for a gross margin of 32.3% compared to $37.0 million cost of sales and gross margin of 64.2% in the comparable quarter of the prior year. The decrease in the gross margin percentage was driven by lower carat production and lower prices. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of Harry Winston Diamond Corporation’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the mining segment decreased by $1.2 million from the comparable period of the prior year primarily due to a reduction in discretionary spending.

Retail

The retail segment includes sales from Harry Winston’s salons which are located in prime markets around the world including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and three salons in Asia outside of Japan: Beijing, Taipei and Hong Kong.

(expressed in thousands of United States dollars) (quarterly results are unaudited)

	2009	2009	2009	2009	2008	2008	2008	2008	2009	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$67,299	$57,907	$81,105	$74,686	$84,957	$53,767	$68,198	$58,613	$280,997	$265,535	$226,220
Cost of sales	34,296	31,062	41,152	40,999	46,675	28,606	35,610	30,616	147,509	141,507	118,619
Gross margin	33,003	26,845	39,953	33,687	38,282	25,161	32,588	27,997	133,488	124,028	107,601
Gross margin (%)	49.0%	46.4%	49.3%	45.1%	45.1%	46.8%	47.8%	47.8%	47.5%	46.7%	47.6%
Selling, general and administrative expenses	34,969	30,884	34,043	36,077	39,831	28,791	29,340	29,124	135,973	127,086	105,314
Earnings (loss) from operations	$(1,966)	$(4,039)	$5,910	$(2,390)	$(1,549)	$(3,630)	$3,248	$(1,127)	$(2,485)	$(3,058)	$2,287

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Year Ended January 31, 2009 Compared to Year Ended January 31, 2008

RETAIL SALES

Sales for the fiscal year ending January 31, 2009 were $281.0 million compared to $265.5 million for the prior year. Sales in the European market increased 44% to $117.6 million, US sales decreased 16% to $94.0 million, and Asian sales decreased 3% to $69.4 million.

RETAIL COST OF SALES AND GROSS MARGIN

Cost of sales for Harry Winston Inc. for the fiscal year was $147.5 million compared to $141.5 million for the prior year. Gross margin for the fiscal year was $133.5 million or 47.5% compared to $124.0 million or 46.7% for the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the fiscal year and the prior year would have been 49.4% and 50.3%, respectively. This decrease in gross margin is the result of the product mix sold, in particular a lower proportion of higher-margin sales in the Japanese market, an increased contribution of high dollar value transactions which carry lower-than-average gross margins, and higher research and development costs to support the growing watch business.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses increased to $136.0 million for the fiscal year as compared to $127.1 million in the prior year. However, SG&A as a percentage of sales remained at 48% for the fiscal year consistent with the prior year. The increase of $8.9 million in SG&A expenses from the prior year is primarily due to an increase of $4.0 million in insurance premiums, $3.3 million in amortization expense, $3.1 million in rent and building related expenses, $0.6 million in salaries and benefits, offset by a decrease of $3.0 million in advertising and selling expenses. Included in these amounts was approximately $2.0 million of non-recurring expenses related to restructuring and improvements carried out at the Geneva watch factory. SG&A expenses include depreciation and amortization expense of $12.6 million compared to $9.3 million in the comparable period of the prior year.

Three Months Ended January 31, 2009 Compared to Three Months Ended January 31, 2008

RETAIL SALES

Sales for the fourth quarter were $67.3 million compared to $85.0 million for the comparable quarter of the prior year, a decrease of 21%. Sales in the European market increased 77% to $30.9 million. US sales decreased 60% to $18.8 million, and Asian sales decreased 16% to $17.6 million.

RETAIL COST OF SALES AND GROSS MARGIN

Cost of sales for Harry Winston Inc. for the fourth quarter was $34.3 million compared to $46.7 million for the comparable quarter of the prior year. Gross margin for the quarter was $33.0 million or 49.0% compared to $38.3 million or 45.1% for the fourth quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the fourth quarter and the comparable quarter of the prior year would have been 50.1% and 47.4%, respectively. Gross margin in the fourth quarter of the prior year was impacted by a significant sale of a wide range of jewelry items to the Russian market, which generated a lower than average gross margin. This sale was made to increase awareness of the Harry Winston brand in this market, where demand for luxury brands has grown rapidly over the past several years.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses decreased to $35.0 million from $39.8 million in the comparable quarter of the prior year. The decrease was due to a combination of reduced advertising and selling expenses and an adjustment to an equity-related compensation program resulting from the non-cash goodwill impairment charge on the carrying value of the retail segment. SG&A expenses include depreciation and amortization expense of $3.2 million, consistent with the comparable quarter of the prior year. SG&A as a percentage of sales increased to 52% compared to 47% in the comparable quarter of the prior year.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Operational Update

Harry Winston Diamond Corporation’s results of operations include results from its mining and retail operations.

Mining Segment

Annual production at the Diavik Diamond Mine reached 9.2 million carats for the calendar year ended December 31, 2008, representing a decrease of 23% over the prior year. The lower production resulted from a local grade decrease compared to the reserve grade in a part of the A-154 South pipe combined with the mining of low grade, mud-rich material from the top of the A-418 pipe. A higher volume of A-418 ore was processed compared to plan due to challenging mining conditions in the lower benches of the A-154 pit.

During the fourth quarter of 2008, the Diavik Diamond Mine reached a milestone of 50 million carats produced. Ore production for the fourth calendar quarter consisted of 1.5 million carats produced from 0.29 million tonnes of ore from the A-154 South kimberlite pipe, and 1.1 million carats produced from 0.28 million tonnes from the A-418 kimberlite pipe.

HARRY WINSTON DIAMOND CORPORATION’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
Diamonds recovered (000s carats)	1,039	1,177	3,690	4,777
Grade (carats/tonne)	4.56	5.06	3.82	4.97

Retail Segment

For the fiscal year, the retail segment generated growth in sales of 6% over the prior year period. Strong sales to clients in the Middle East, Russia and Asia outside of Japan compensated for weaker sales in the US and Japan. A new salon was opened in Costa Mesa, California in August 2008.

For the fourth quarter, the retail segment recorded a 21% decline in sales over the comparable quarter of the prior year. Weak sales in the US and Japan were primarily responsible for the overall decrease in sales. Harry Winston Inc. operated a network of 18 retail salons during the current year. The retail segment has implemented a series of measures in response to the global recession, including cost reduction initiatives, close monitoring of inventory levels and a very selective expansion of the retail salon distribution network.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources

Working Capital

As at January 31, 2009, Harry Winston Diamond Corporation had unrestricted cash and cash equivalents of $16.7 million and contingency cash collateral and reserves of $30.1 million as required under the Company’s debt arrangements, compared to $49.6 million and $25.6 million, respectively, at January 31, 2008. The Company had cash on hand and balances with banks of $14.1 million and short-term investments of $2.6 million at January 31, 2009. The short-term investments were held in overnight deposits. Total cash resources at January 31, 2009 were $28.3 million lower than $75.2 million at January 31, 2008, resulting from additional joint venture cash calls to support the development of underground mining and debt repayments.

During the year ended January 31, 2009, the Company generated $144.1 million in cash from operations, compared to $193.9 million in the prior year.

Working capital decreased to $195.1 million at January 31, 2009 from $220.0 million at January 31, 2008. During the fiscal year, the Company increased accounts receivable by $43.3 million, most of which related to an insurance settlement receivable resulting from the Paris salon robbery (which was received in February 2009), decreased prepaid expenses and other current assets by $8.2 million, increased inventory by $24.0 million, decreased accounts payable and accrued liabilities by $4.5 million, and increased income taxes payable by $39.1 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

The Company’s mining and retail segments maintain separate financing arrangements. Accordingly, the Company assesses liquidity and capital resources on a segmented basis. The retail segment’s cash requirements are for cash operating expenses, working capital and capital expenditures, including salon expansion. The Company believes that cash on hand, cash generated from operations and access to credit facilities will be sufficient to meet anticipated cash requirements for the retail segment next fiscal year.

The mining segment’s cash requirements are for cash operating expenses, working capital and capital expenditures. With the closing of the Kinross transaction, the Company believes that cash on hand and cash generated from the sale of rough diamonds will be sufficient to meet anticipated cash requirements for the next fiscal year.

Financing Activities

During the fiscal year, Harry Winston Diamond Corporation repaid $52.2 million of its senior secured term facilities. At January 31, 2009, the Company had $24.2 million outstanding on its senior secured term credit facilities and $50.0 million outstanding on its senior secured revolving credit facility. With the closing of the Kinross transaction, all amounts outstanding on the Company’s senior secured term and revolving credit facilities were repaid as of March 31, 2009.

On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility. As at January 31, 2009, Harry Winston Inc. had $179.6 million outstanding on its $250.0 million secured five-year revolving credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $25.6 million from the amount outstanding at January 31, 2008.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for $15.0 million (17.5 million CHF) used to finance the construction of the new watch factory in Geneva, Switzerland. At January 31, 2009, $14.7 million had been drawn against the facility compared to $16.1 million at January 31, 2008. The bank has a secured interest in the factory building. On June 26, 2008, the bank further extended a demand credit facility for 2.0 million CHF. The new facility is supported by a $2.0 million standby letter of credit. At January 31, 2009, $0.5 million was drawn against this demand credit facility.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to $23.1 million (¥2,075 million). At January 31, 2009, $23.1 million had been drawn against these facilities, $5.5 million of which is long term, payable on June 28, 2010, with the balance of $17.6 million classified as bank advances.

At January 31, 2009, $18.4 million, $4.7 million and $1.5 million were drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V., its Israeli subsidiary, Harry Winston Diamond (Israel) Limited and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively.

During the fiscal year, the Company made dividend payments of $12.3 million or $0.20 per share to its shareholders.

On March 14, 2008, the Company completed a 3 million common share private placement. The non-brokered private placement sold 3 million common shares at CDN $25 per share. No fees or commissions were payable on this transaction which generated net proceeds of CDN $75.0 million. This transaction diluted the Company’s issued and outstanding shares by 5%.

Investing Activities

During the fiscal year, the Company purchased capital assets of $209.9 million, of which $200.3 million were purchased for the mining segment and $9.6 million for the retail segment.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Harry Winston Diamond Corporation’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2009 to 2013, is approximately $170 million assuming a Canadian/US average exchange rate of $0.86 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

		Less than	Year	Year	After
CONTRACTUAL OBLIGATIONS
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)(b)	$245,198	$9,488	$26,799	$192,135	$16,776
Environmental and participation agreements incremental commitments (c)	77,345	64,243	2,609	1,011	9,482
Operating lease obligations (d)	106,064	17,701	26,280	16,865	45,218
Capital lease obligations (e)	1,389	844	545	–	–
Total contractual obligations	$429,996	$92,276	$56,233	$210,011	$71,476

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The mining segment’s credit agreements are comprised of two senior secured term credit facilities and a senior secured revolving credit facility. The existing facilities had a maturity date of December 15, 2009. At January 31, 2009, $24.2 million in total was outstanding on the senior secured term credit facilities, and $50.0 million was outstanding on the senior secured revolving credit facility. With the closing of the Kinross transaction, these amounts outstanding on the Company’s senior secured term and revolving credit facilities were repaid as of March 31, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid after 2009. On January 31, 2009, $6.8 million was outstanding on the mortgage payable.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility. There are no scheduled repayments required before maturity. At January 31, 2009, $179.6 million had been drawn against this secured credit facility which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for $15.0 million (17.5 million CHF) used to finance the construction of the new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building. The loan agreement is comprised of a 3.5 million CHF loan and a 14.0 million CHF loan. The 3.5 million CHF loan bears interest at a rate of 3.9% and matures on April 22, 2010. The 14.0 million CHF loan bears interest at a rate of 3.55% and matures on January 31, 2033. Quarterly payments on the loan began on June 30, 2008. At January 31, 2009, $14.7 million was outstanding on these loan agreements. On June 26, 2008, the bank further extended a demand credit facility for 2.0 million CHF. The new facility is supported by a $2.0 million standby letter of credit and bears interest at a rate of 5.0% per annum. At January 31, 2009, $0.5 million was drawn against the demand credit facility.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to $8.4 million (¥750 million). At January 31, 2009, $16.8 million had been drawn against these facilities, $5.5 million of which is long term, with the balance of $11.3 million classified as bank advances. The short-term portion of the credit facilities bear interest at 1.98% and expire on April 30, 2009, and June 1, 2009, respectively. The long-term portion bears interest at 2.38% and expires on June 28, 2010. Harry Winston Inc. has also entered into a credit agreement to provide a credit facility to Harry Winston Japan, K.K. secured solely by the inventory of Harry Winston Japan, K.K. in an amount of $6.4 million (¥575 million). This facility bears interest at 2.30% and expires on June 19, 2009.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2009 and have been included under long-term debt in the table above. Interest payments for fiscal 2010 are approximated to be $8.5 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Harry Winston Diamond Corporation’s share as at January 31, 2009 was $61.4 million based on the Company’s 40% ownership interest in the Diavik Diamond Mine. Following the closing of the transaction with Kinross of an indirect interest in the Diavik Diamond Mine as described on page 16, the Company will effectively have a 31% economic interest in the Diavik Diamond Mine. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston Inc.’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)	Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Outlook

Mining

A mine plan and budget for calendar 2009 was approved in the fourth quarter of calendar 2008 by both Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. However, as a result of the weakness in the diamond industry and the global credit markets, significant changes to this mine plan and budget are expected. On March 30, 2009, DDMI announced that it plans to take a series of actions to preserve the strength of the Diavik Diamond Mine during the challenging global market conditions. These actions include two production shutdowns, further deferral of the start of underground mine production, and accelerating the planned transition to a smaller work force.

Summer and winter production shutdowns of six weeks each in duration will be implemented. During these shutdowns diamond production will cease and the mine will be placed on a care and maintenance schedule. The summer shutdown is scheduled for July 14, 2009 to August 24, 2009 inclusive. The winter shutdown is scheduled for December 1, 2009 to January 11, 2010 inclusive. Approximately 500 full-time equivalent positions will be affected by the shutdowns, with affected workers being provided with a number of options to fit their circumstances.

Additional actions include placing the underground mine on care and maintenance by the third quarter of 2009, once the majority of its construction is complete. Diavik Diamond Mine will also be accelerating the process of employee reductions required for a fully operational underground mine. This will be achieved primarily by natural attrition.

These actions will reduce operating expenditures, defer a significant amount of underground capital expenditures and reduce carat production in calendar 2009 to ensure that the operation is well positioned for the future. The operational plan for the Diavik Diamond Mine will remain flexible for the balance of this calendar year to maintain the ability to respond to changing diamond market conditions. Further details of the plan are expected to be available by the end of April 2009.

Retail

Harry Winston Inc. expects sales in the luxury diamond jewelry industry to continue to be negatively impacted by economic conditions through at least the first half of the fiscal year. The Company has implemented a series of cost reduction measures to align its cost structure with the realities of the economy. The strength of the Harry Winston brand and international distribution network has positioned the Company to withstand the unprecedented economic challenges currently being faced throughout the world. Harry Winston Inc. will continue to focus on providing our customers with the highest level of quality and service in our industry.

Notwithstanding the current economic conditions, Harry Winston Inc. will continue its plan to strengthen its brand and expand its retail salon network and product offering over the next several years. To that end, one salon is planned to be opened in Singapore during in fiscal 2010.

Dividend

On March 19, 2009, the Company announced that it has suspended its dividend for the time being.

Subsequent Event

On March 19, 2009, the Company announced a strategic investment by Kinross Gold Corporation, whereby Kinross will make a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross will subscribe for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross will also subscribe for new partnership units representing a 22.5% interest in the limited partnership which holds the Company’s 40% ownership interest in the Diavik Diamond Mine, for a net effective subscription value of $104.4 million. The transaction closed on March 31, 2009 and the Company’s economic interest in the Diavik Diamond Mine is now 31%. With the closing of the Kinross transaction, all amounts outstanding on the Company’s senior secured term and revolving credit facilities were repaid as of March 31, 2009. If the transaction had closed on January 31, 2009, the Company would have recorded a non-cash dilution loss of approximately $30 million in respect of its interest in the Diavik Diamond Mine.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Disclosure Controls and Procedures

The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Harry Winston Diamond Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Harry Winston Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Harry Winston Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2009 to ensure that information required to be disclosed in reports that the Company will file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Internal Control over Financial Reporting

The certifying officers of Harry Winston Diamond Corporation have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2009.

Changes in Internal Control over Financial Reporting

During the fourth quarter of fiscal 2009 there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Harry Winston Diamond Corporation’s financial results.

Goodwill

The Company tests goodwill for impairment on an annual basis as of January 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of the retail reporting unit below its carrying amount. The Company’s goodwill relates to its retail segment, which was acquired through its purchase of Harry Winston Inc.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill allocated to the reporting unit. Measurement of the fair value of the reporting unit is based on the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The Company determined the fair value of the retail reporting unit using the discounted cash flow as the primary methodology. To support the fair value conclusion based on the discounted cash flow method the Company compared the implied multiples of enterprise value to revenue and enterprise value to EBITDA to those multiples for comparable publicly traded companies and acquisition transactions for comparable companies. These approaches involve significant management judgment.

If the carrying amount of the reporting unit exceeds its fair value, step two requires that the fair value of the reporting unit be allocated to the underlying assets and liabilities of that reporting unit, whether or not previously recognized, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, a non-cash impairment charge equal to the excess is recorded in earnings.

The significant adverse changes in the global business climate that began in the third quarter of fiscal 2009 have worsened, resulting in a deterioration in the operating environment for the Company’s retail segment. This has resulted in adverse changes to the Company’s financial forecasts for the retail reporting unit. As at January 31, 2009, the Company determined that the fair value of the retail reporting unit was less than its carrying value and a non-cash goodwill impairment charge of $93.8 million was made during the fourth quarter. This charge eliminates the goodwill recorded on the acquisition of Harry Winston Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Harry Winston Diamond Corporation capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Diamond Mine’s latest projected open pit and underground life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. As at January 31, 2009, estimates of all legal obligations at the joint venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the joint venture level.

Intangible Assets

Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life. The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management. These approaches involve significant management judgment and, as a result, are subject to change.

Risks and Uncertainties

Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Management’s Discussion and Analysis and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition:

Nature of Mining

The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Nature of Joint Arrangement with DDMI

The Company owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Harry Winston Diamond Limited Partnership (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Agreement with Kinross

Under the amended partnership agreement of Harry Winston Diamond Limited Partnership, the general partner is entitled to request that the partners in the partnership advance funds to the partnership pro rata based on their holdings of partnership units for the purpose of satisfying the partnership’s obligations under various contractual commitments, including those deriving from the joint arrangement between DDMI and the partnership. The partners may unanimously determine to fund any cash call by way of a loan rather than equity contribution. If a partner fails to contribute its proportion of funds with respect to a cash call, the non-defaulting partner or partners will have the option, but not the obligation, to fund the defaulting partner’s portion of the cash call by way of equity contribution or loan or a combination of the two; provided that if any equity contribution is made, the non-defaulting partner’s interest in the partnership will be increased proportionately through the issuance of additional partnership units.

As DDMI, under the joint arrangement between DDMI and the partnership, is able to determine the timing and scope of future project capital expenditures and to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet, the Company’s interest in the partnership could be diluted under the amended partnership agreement as a failure by the Company to meet cash call requirements imposed by the amended partnership agreement which could result in the Company’s interest in the partnership being diluted.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

Cash Flow and Liquidity

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned developments objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment

The Company’s financial results are tied to the global economic environment. The global markets are experiencing the impact of a significant US and International economic downturn. This could restrict the Company’s growth opportunities both domestically and internationally. Should economic conditions not improve or further deteriorate, the Company could experience revenue pressure across both its business segments and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits

The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licenses and permits from the Canadian government. Renewal of the Diavik Diamond Mine Type “A” Water License was granted by the regional Wek’eezhii Land and Water Board on November 1, 2007 for an eight-year period. While the Company anticipates that DDMI, which is also the operator of the Diavik Diamond Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Regulatory and Environmental Risks

The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government is currently developing a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Reliance on Skilled Employees

Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success at marketing rough diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network

A key component of the Company’s retail strategy is the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Changes in Accounting Policies

Capital Disclosures

Effective February 1, 2008, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1535, “Capital Disclosures”. This new standard specifies the requirements for disclosure of both qualitative and quantitative information to enable users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. This disclosure is contained in note 17 to the consolidated financial statements.

Inventories

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value for inventories that are not ordinarily interchangeable and goods or services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard has had no material impact on the consolidated financial statements.

Financial Instruments

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3862, “Financial Instruments – Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861, “Financial Instruments – Disclosure and Presentation”. This disclosure is contained in notes 18 and 19 to the consolidated financial statements.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Recently Issued Accounting Standards

Goodwill and Intangibles

On February 1, 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company is currently assessing the impact of this standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publically accountable enterprises will be required to adopt IFRS in place of Canadian Generally Accepted Accounting Principles (GAAP) for financial periods beginning on or after January 1, 2011. Accordingly, commencing February 1, 2011 the Company will convert over to IFRS and prepare its first financial statements in accordance with IFRS for the three month period ended April 30, 2011, with comparative information also prepared under IFRS.

The conversion project from Canadian GAAP to IFRS is led by finance management, and will include representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been instituted. The conversion project consists of three phases:

Assessment Phase – This phase involves: a review of accounting differences between Canadian GAAP and IFRS; an evaluation of IFRS 1 exemptions for first time IFRS adopters; and a high level impact assessment on systems and business processes.

Design Phase –This phase involves: prioritizing and resolving accounting treatment issues; quantifying the impact of converting to IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and drafting IFRS financial statement content.

Implementation Phase – This phase involves: changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

The Company is currently in the assessment phase of its IFRS conversion project and expects this phase to be completed during the second quarter of fiscal 2010. The Company cannot at this time reasonably estimate the impact of adopting IFRS on its consolidated financial statements.

Outstanding Share Information

As at January 31, 2009
Authorized	Unlimited
Issued and outstanding shares	61,372,092
Options outstanding	1,604,338
Fully diluted	62,976,430

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Management’s Responsibility
for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Harry Winston Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

/s/ ROBERT A GANNICOTT	/s/ ALAN S. MAYNE
ROBERT A. GANNICOTT CHIEF EXECUTIVE OFFICER	ALAN S. MAYNE CHIEF FINANCIAL OFFICER

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Shareholders’ Auditors’ Report

Report on Consolidated Financial Statements
To the Shareholders of Harry Winston Diamond Corporation

We have audited the consolidated balance sheets of Harry Winston Diamond Corporation (the "Company") as at January 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended January 31, 2009 and 2008, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 16, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP
CHARTERED ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS
TORONTO, CANADA
APRIL 16, 2009

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Report on Internal Control
over Financial Reporting

To the Shareholders and Board of Directors of Harry Winston Diamond Corporation

We have audited Harry Winston Diamond Corporation’s (the "Company") internal control over financial reporting as of January 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s Discussion and Analysis". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended January 31, 2009, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated April 16, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
KPMG LLP
CHARTERED ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS
TORONTO, CANADA
APRIL 16, 2009

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Balance Sheets
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

As at January 31,	2009	2008
Assets
Current assets:
Cash and cash equivalents (note 3)	$16,735	$49,628
Cash collateral and cash reserves (note 3)	30,145	25,615
Accounts receivable (note 20)	66,980	25,505
Inventory and supplies (note 4)	346,235	322,228
Prepaid expenses and other current assets	48,130	58,617
	508,225	481,593
Mining capital assets (note 5)	800,358	658,200
Retail capital assets (note 5)	68,258	70,617
Intangible assets, net (note 8)	130,752	132,628
Goodwill (note 7)	–	93,780
Other assets (note 9)	15,644	16,167
Future income tax asset (note 11)	43,338	40,963
	$1,566,575	$1,493,948
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$118,390	$124,426
Income taxes payable	76,987	48,118
Bank advances (note 10(ii))	42,621	34,928
Current portion of long-term debt (note 10)	75,097	54,137
	313,095	261,609
Long-term debt (note 10)	205,625	255,212
Future income tax liability (note 11)	303,284	370,500
Other long-term liability	1,946	1,730
Future site restoration costs (note 12)	39,506	32,980
Minority interest	280	255

Shareholders’ equity:
Share capital (note 13)	381,541	305,502
Contributed surplus	16,079	15,614
Retained earnings	283,177	225,334
Accumulated other comprehensive income	22,042	25,212
	702,839	571,662
Commitments and guarantees (note 15)
	$1,566,575	$1,493,948
See accompanying notes to consolidated financial statements.

ON BEHALF OF THE BOARD

/s/ ROBERT A GANNICOTT	/s/ DANIEL JARVIS
ROBERT A GANNICOTT DIRECTOR	DANIEL JARVIS DIRECTOR

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Earnings
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended January 31,	2009	2008
Sales	$609,220	$679,307
Cost of sales	287,278	311,187
Gross margin	321,942	368,120

Selling, general and administrative expenses	155,876	150,445
Earnings from operations	166,066	217,675
Interest and financing expenses	(20,457)	(27,858)
Other income	2,246	2,758
Insurance settlement (note 20)	17,240	13,488
Impairment charge	(93,780)	–
Foreign exchange gain (loss)	59,087	(43,391)
Earnings before income taxes	130,402	162,672
Income tax expense – Current (note 11)	81,787	47,516
Income tax expense (recovery) – Future (note 11)	(21,531)	8,578
Earnings before minority interest	70,146	106,578
Minority interest	25	170
Net earnings	$70,121	$106,408
Earnings per share
Basic	$1.15	$1.82
Fully diluted (note 13)	$1.15	$1.81
Weighted average number of shares outstanding	61,013,758	58,369,338

See accompanying notes to consolidated financial statements.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Comprehensive Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2009	2008
Net earnings	$70,121	$106,408
Other comprehensive income (loss)
Net gain (loss) on translation of net foreign operations (net of tax – nil)	(3,170)	9,196
Total comprehensive income	$66,951	$115,604

See accompanying notes to consolidated financial statements.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Changes in Shareholders’ Equity
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2009	2008
COMMON SHARES:
Balance at beginning of year	$305,502	$305,165
Issued during the year	76,039	337
Balance at end of year	381,541	305,502
CONTRIBUTED SURPLUS:
Balance at beginning of year	15,614	14,922
Stock option expense	465	692
Balance at end of year	16,079	15,614
RETAINED EARNINGS:
Balance at beginning of year	225,334	165,625
Net earnings	70,121	106,408
Dividends paid	(12,278)	(46,699)
Balance at end of year	283,177	225,334
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of year	25,212	16,016
Other comprehensive income (loss)
Net gain (loss) on translation of net foreign operations (net of tax – nil)	(3,170)	9,196
Balance at end of year	22,042	25,212
Total shareholders’ equity	$702,839	$571,662

See accompanying notes to consolidated financial statements.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

For the years ended January 31,	2009	2008
Cash provided by (used in):
Operating
Net earnings	$70,121	$106,408
Items not involving cash:
Amortization and accretion	76,970	81,174
Future income tax expense (recovery)	(21,531)	8,578
Stock-based compensation and pension expense	683	2,422
Foreign exchange loss (gain)	(60,996)	45,201
Loss on disposal of assets	494	–
Minority interest	25	170
Impairment charge	93,780	–
Change in non-cash operating working capital	(15,470)	(50,069)
	144,076	193,884
Financing
Decrease in long-term debt	(52,194)	(19,637)
Increase in revolving credit	191,799	52,722
Repayment of Harry Winston Inc. revolving credit	(159,109)	–
Dividends paid	(12,278)	(46,699)
Issue of common shares	76,039	337
	44,257	(13,277)
Investing
Cash collateral and cash reserve	(4,530)	25,701
Mining capital assets	(200,289)	(170,711)
Retail capital assets	(9,574)	(38,656)
Other assets	(3,035)	(2,115)
	(217,428)	(185,781)
Foreign exchange effect on cash balances	(3,798)	628
Decrease in cash and cash equivalents	(32,893)	(4,546)
Cash and cash equivalents, beginning of year (note 3)	49,628	54,174
Cash and cash equivalents, end of year (note 3)	$16,735	$49,628
Change in non-cash operating working capital
Accounts receivable	(43,311)	(8,641)
Prepaid expenses and other current assets	8,230	(32,756)
Inventory and supplies	(24,007)	(48,489)
Accounts payable and accrued liabilities	4,470	9,622
Income taxes payable	39,148	30,195
	$(15,470)	$(50,069)
Supplemental cash flow information
Cash taxes paid	$35,986	$11,052
Cash interest paid	$17,570	$24,946

See accompanying notes to consolidated financial statements.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements

YEARS ENDED JANUARY 31, 2009 AND 2008
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

NOTE 1:

Nature of Operations

Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

At January 31, 2009, the Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partership (40%). DDMI is the operator of the Diavik Diamond Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Limited Partership is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The Diavik Diamond Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

On March 19, 2009, the Company announced a strategic investment by Kinross Gold Corporation (“Kinross”), whereby Kinross will make a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross will subscribe for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross will also subscribe for new partnership units representing a 22.5% interest in the limited partnership which holds the Company’s 40% ownership interest in the Diavik Diamond Mine, for a net effective subscription value of $104.4 million. The transaction closed on March 31, 2009 and the Company’s economic interest in the Diavik Diamond Mine is now 31%. With the closing of the Kinross transaction, all amounts outstanding on the Company’s senior secured term and revolving credit facilities were repaid as of March 31, 2009. If the transaction had closed on January 31, 2009, the Company would have recorded a non-cash dilution loss of approximately $30 million in respect of its interest in the Diavik Diamond Mine. With this transaction, the Company believes it will have sufficient resources to meet anticipated cash requirements for the next fiscal year.

The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 2:

Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The principal accounting policies presently followed by the Company are summarized as follows:

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

SUBSIDIARIES

A subsidiary is an entity that is controlled by the Company. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of earnings.

JOINT ARRANGEMENTS THAT ARE NOT ENTITIES (“JOINT ARRANGEMENTS”)

The Diavik Joint Venture is an unincorporated joint arrangement. Harry Winston Diamond Corporation owns an undivided 40% ownership interest in the assets, liabilities and expenses of the Joint Venture. Harry Winston Diamond Corporation records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture.

(b)

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

(c)

Revenue Recognition

Revenue from rough diamond sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, persuasive evidence of an arrangement exists, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns.

(d)

Cash Resources

Cash and cash equivalents, and cash collateral and cash reserves, consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at cost, which approximates market.

Funds in cash collateral and cash reserves are maintained as prescribed under the Company’s debt financing arrangements and will become available to Harry Winston Diamond Corporation for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)

Inventory

Rough diamond inventory is recorded at the lower of cost or net realizable value. Cost is determined on an average cost basis including production costs and value-added processing activity.

Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

For the prior year, supplies inventory was recorded at the lower of average cost or replacement value and includes consumables and spare parts to be maintained at the Diavik Diamond Mine site and at the Company’s sorting and distribution facility locations.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. Under the new standard, major spare parts are classified as capital assets and previous write-downs to net realizable value are reversed where there is a subsequent increase in the value of inventories. This standard has had no material impact on the consolidated financial statements.

(g)

Deferred Mineral Property Costs

All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

The costs of deferred mineral properties from which there is production are amortized using the units-of-production method based upon estimated proven and probable reserves.

General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Joint Venture continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)

Capital Assets

Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the units-of-production method or straight-line method as appropriate. The units-of-production method is applied to a substantial portion of Diavik Diamond Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the proven and probable ore reserves of the ore deposit being mined or to the total ore deposit. Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

The recoverability of the amounts shown for the Diavik Diamond Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties. The amounts representing Diavik Diamond Mine capital assets do not necessarily represent present or future values.

Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i)

Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values at acquisition.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Asset	Estimated useful life (years)
Wholesale distribution network	10
Store leases	Up to 9

The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

(j)

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of earnings before extraordinary items and discontinued operations.

(k)

Other Assets

Other assets include depreciable assets amortized over a period not exceeding ten years.

(l)

Future Site Restoration Costs

The Company records the fair value of any asset retirement obligation as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted periodically to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(m)

Foreign Currency Translation

The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income under shareholders’ equity.

(n)

Income and Mining Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(o)

Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded as an expense on a straight-line basis over the vesting period, with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

(p)

Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans

The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

(q)

Post Retirement Benefits

The expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees. The plan assets and liabilities are valued annually by qualified actuaries.

(r)

Financial Instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship must be recognized immediately in net income. The Company does not use derivatives for trading or speculative purposes.

(s)

Basic and Diluted Earnings per Share

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

(u)

Adoption of New Accounting Standards and Developments

CAPITAL DISCLOSURES

Effective February 1, 2008, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1535, “Capital Disclosures”. This new standard specifies the requirements for disclosure of both qualitative and quantitative information to enable users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. This disclosure is contained in note 17 to the consolidated financial statements.

INVENTORIES

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value for inventories that are not ordinarily interchangeable and goods or services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard has had no material impact on the consolidated financial statements.

FINANCIAL INSTRUMENTS

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3862, “Financial Instruments – Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861, “Financial Instruments – Disclosure and Presentation”. This disclosure is contained in notes 18 and 19 to the consolidated financial statements.

(v)

Recently Issued Accounting Standards

GOODWILL AND INTANGIBLES

On February 1, 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company is currently assessing the impact of this standard on its consolidated financial statements.

NOTE 3:

Cash Resources

	2009	2008
Cash on hand and balances with banks	$14,118	$33,028
Short-term investments (a)	2,617	16,600
Total cash and cash equivalents	16,735	49,628
Cash collateral and cash reserves	30,145	25,615
Total cash resources	$46,880	$75,243

(a) Short-term investments are held in overnight deposits.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 4:

Inventory and Supplies

	2009	2008
Rough diamond inventory	$31,872	$17,097
Merchandise inventory	240,419	254,101
Supplies inventory	73,944	51,030
Total inventory and supplies	$346,235	$322,228

NOTE 5:

Capital Assets

			2009			2008
		Accumulated	Net		Accumulated	Net
	Cost	amortization	book value	Cost	amortization	book value
MINING:
Deferred mineral property costs (a)	$283,049	$113,679	$169,370	$271,316	$91,326	$179,990
Diavik equipment and leaseholds (b)	776,638	171,571	605,067	586,208	136,771	449,437
Furniture, equipment and other (c)	7,912	4,814	3,098	5,383	3,783	1,600
Real property – land and building (d)	27,758	4,935	22,823	31,729	4,556	27,173
	$1,095,357	$294,999	$800,358	$894,636	$236,436	$658,200
RETAIL:
Furniture, equipment and other (c)	$27,265	$13,586	$13,679	$23,780	$9,261	$14,519
Real property – land and building (d)	72,686	18,107	54,579	66,016	9,918	56,098
	$99,951	$31,693	$68,258	$89,796	$19,179	$70,617

(a)

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

(b)	Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston Inc. salons.

(d)	Real property is comprised of land and a building that houses the corporate activities of the Company and various leasehold improvements to Harry Winston Inc. salons and corporate offices.

Amortization expense for 2009 was $71.8 million (2008 – $76.6 million).

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 6:

Diavik Joint Venture

The following represents Harry Winston Diamond Corporation’s 40% proportionate interest in the Joint Venture as at December 31, 2008 and 2007:

	2009	2008
Current assets	$105,612	$110,199
Long-term assets	754,886	605,300
Current liabilities	38,808	40,631
Long-term liabilities and participant’s account	821,690	674,868
YEAR ENDED:
Expenses net of interest income of $0.3 million and an insurance settlement of $0.5 million
(2008 – interest income of $0.5 million) (a)	187,839	177,049
Cash flows resulting from (used in) operating activities	(121,955)	(121,440)
Cash flows resulting from financing activities	292,208	290,615
Cash flows resulting from (used in) investing activities	(183,552)	(165,645)

(a)	The Joint Venture only earns interest income.

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 7:

Goodwill

The Company tests goodwill for impairment on an annual basis as of January 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of the retail reporting unit below its carrying amount. The Company’s goodwill relates to its retail segment, which was acquired through its purchase of Harry Winston Inc.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill allocated to the reporting unit. Measurement of the fair value of the reporting unit is based on the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The Company determined the fair value of the retail reporting unit using the discounted cash flow as the primary methodology. To support the fair value conclusion based on the discounted cash flow method the Company compared the implied multiples of enterprise value to revenue and enterprise value to EBITDA to those multiples for comparable publicly traded companies and acquisition transactions for comparable companies. These approaches involve significant management judgment.

If the carrying amount of the reporting unit exceeds its fair value, step two requires that the fair value of the reporting unit be allocated to the underlying assets and liabilities of that reporting unit, whether or not previously recognized, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, a non-cash impairment charge equal to the excess is recorded in earnings.

The significant adverse changes in the global business climate that began in the third quarter of fiscal 2009 have worsened, resulting in a deterioration in the operating environment for the Company’s retail segment. This has resulted in adverse changes to the Company’s financial forecasts for the retail reporting unit. As at January 31, 2009, the Company determined that the fair value of the retail reporting unit was less than its carrying value and a non-cash goodwill impairment charge of $93.8 million was made during the fourth quarter. This charge eliminates the goodwill recorded on the acquisition of Harry Winston Inc.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 8:

Intangible Assets

	Amortization		Accumulated
	period	Cost	amortization	2009 net	2008 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	1,926	3,649	4,206
Store leases	65 to 105 months	5,639	3,896	1,743	3,062
Intangible assets		$136,574	$5,822	$130,752	$132,628

Amortization expense for 2009 was $1.9 million (2008 – $1.7 million). The Company completed a valuation of its trademark and drawings as of January 31, 2009 and concluded that there was no impairment of these assets.

NOTE 9:

Other Assets

	2009	2008
Prepaid pricing discount (a), net of accumulated amortization of $6.0 million (2008 – $4.6 million)	$6,000	$7,440
Other assets	2,391	2,512
Refundable security deposits	7,253	6,215
	$15,644	$16,167

(a)

Prepaid pricing discount represents funds paid to Tiffany & Co. (“Tiffany”) by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

NOTE 10:

Long-Term Debt and Bank Advances

(i)

Long-Term Debt

	2009	2008
Credit facility (a)	$74,107	$125,677
Harry Winston Inc. credit facilities (b)	199,846	174,850
First mortgage on real property	6,769	8,822
Total long-term debt	280,722	309,349
Less current portion	(75,097)	(54,137)
	$205,625	$255,212

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

(a)

CREDIT FACILITY

The Company’s credit agreement includes two senior secured term facilities and a senior secured revolving facility with a maturity date of December 15, 2009. With the closing of the Kinross transaction, all amounts outstanding on the Company’s senior secured term and revolving credit facilities were repaid as of March 31, 2009. The facilities have underlying interest rates, which at the option of the Company are either LIBOR plus a spread of 1.25% to 2.375%, or US Base Rate plus a spread of 0.25% to 1.375% . The Company is required to comply with certain financial and non-financial covenants. These covenants include consolidated tangible net worth at the Harry Winston Diamond Corporation level, and debt to free cash flow, current assets to current liabilities, mine life protection ratio, historical debt service coverage ratio and annual loan life coverage ratio at the Harry Winston Diamond Mines Ltd. level. Under the facilities, the Company is required to establish a debt reserve account of $25.0 million and an amount equal to the billing delivered by DDMI reflecting estimated operating expenses, maintenance capital expenditures and other capital expenditures of the Diavik Diamond Mine for 30 days following each reporting period. The effective interest rate at January 31, 2009 was 2.45% .

Scheduled amortization of the Company’s senior secured term facilities of $12.5 million payable quarterly commenced March 2008 with the remaining balance paid out with the closing of the Kinross transaction on March 31, 2009. The maximum amount permitted to be drawn under the senior secured revolving facility was reduced by $12.5 million quarterly, commencing March 2009. As at January 31, 2009, the Company had $24.1 million of senior secured term facilities and had $50.0 million drawn under its senior secured revolving facility. Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b)

HARRY WINSTON INC. CREDIT FACILITIES

(i)

On February 22, 2008, Harry Winston Inc. refinanced its secured credit agreement by entering into a new secured five-year agreement with a consortium of banks, establishing a $250.0 million facility for revolving credit loans. The new facility expires on March 31, 2013. In addition, Harry Winston Inc. may increase the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. There are no scheduled repayments required before maturity. The new credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of Harry Winston Inc. At January 31, 2009, $179.6 million had been drawn against this facility.

The new credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the retail segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, leverage ratio and limitations on capital expenditures and certain investments. The credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the retail segment’s business, assets, liabilities, consolidated financial position or consolidated results of operations constitutes default under the agreement.

The retail segment has pledged 100% of Harry Winston Inc.’s common stock and 66 2/3% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory and accounts receivable of Harry Winston Inc. are pledged as collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering security collateral was made.

Loans under the credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 1.50% to 2.25% above LIBOR based upon a pricing grid determined by the fixed charge coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The revolving line of credit loans will bear interest within a range of 0.50% to 0.75% above the bank’s prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

(ii)

Harry Winston S.A. maintains a 25-year loan agreement for $15.0 million (17.5 million CHF) used to finance the construction of the new watch factory in Geneva, Switzerland. At January 31, 2009, $14.7 million had been drawn against the facility compared to $16.1 million at January 31, 2008. The bank has a secured interest in the factory building. On June 26, 2008, the bank further extended a demand credit facility for 2.0 million CHF. The new facility is supported by a $2.0 million standby letter of credit. At January 31, 2009, $0.5 million was drawn against this demand credit facility. The loan agreement bears interest at 3.55% and matures on January 31, 2033. Quarterly payments on the loan began on June 30, 2008.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

(iii)

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to $8.4 million (¥750 million). At January 31, 2009, $16.8 million had been drawn against these facilities, $5.5 million of which is long term, with the balance of $11.3 million classified as bank advances. The short-term portions of the credit facilities bear interest at 1.98% and expire on April 30, 2009, and June 1, 2009, respectively. The long-term portion bears interest at 2.38% and expires on June 28, 2010.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

(c)

REQUIRED PRINCIPAL REPAYMENTS

2010	$75,097
2011	9,613
2012	1,073
2013	1,119
2014	180,778
Thereafter	13,042
$280,722

(ii)

Bank Advances

The Company operates two other revolving financing facilities. The Company has available $45.0 million (utilization in either US dollars or Euros) and $10.0 million for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., its Israeli subsidiary, Harry Winston Diamond (Israel) Limited, and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. Borrowings under the Belgium facility bear interest at the bank’s base rate plus 1.5% and borrowings under the Israeli facility bear interest at LIBOR plus 1%. At January 31, 2009, $18.4 million, $4.7 million and $1.5 million were drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V., its Israeli subsidiary, Harry Winston Diamond (Israel) Limited and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. Harry Winston Diamond (Israel) Limited has scheduled repayments of $1.0 million per month on the outstanding balance commencing February 2009. The Belgium facility has an annual commitment fee of 0.75% per annum. Both facilities are guaranteed by Harry Winston Diamond Corporation.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to $8.4 million (¥750 million). At January 31, 2009, $16.8 million had been drawn against these facilities, $5.5 million of which is long term, with the balance of $11.3 million classified as bank advances. The short-term portions of the credit facilities bear interest at 1.98% and expire on April 30, 2009, and June 1, 2009, respectively. The long-term portion bears interest at 2.38% and expires on June 28, 2010. Harry Winston Inc. has also entered into a credit agreement to provide a credit facility to Harry Winston Japan, K.K. secured solely by the inventory of Harry Winston Japan, K.K. in an amount of $6.4 million (¥575 million). This facility bears interest at 2.30% and expires on June 19, 2009.

NOTE 11:

Income Tax

The future income tax asset of the Company is $43.3 million, of which $29.3 million relates to the retail segment. Included in the future tax asset is $22.5 million that has been recorded to recognize the benefit of $69.6 million of net operating losses that Harry Winston Inc. and its subsidiaries have available for carryforward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2014 and 2028.

The future income tax liability of the Company is $303.3 million of which $82.7 million relates to the retail segment. Harry Winston Inc.’s future income tax liabilities include $56.7 million from the purchase price allocation. The Company’s future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

(a)

The income tax provision consists of the following:

	2009	2008
Current expense	$81,787	$47,516
Future expense	(21,531)	8,578
	$60,256	$56,094

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

(b)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2009 and 2008 are as follows:

	2009	2008
FUTURE INCOME TAX ASSETS:
Net operating loss carryforwards	$27,199	$23,458
Capital assets	1,267	1,158
Future site restoration costs	12,691	13,135
Retail inventory	2,635	1,426
Other future income tax assets	4,959	4,983
Gross future income tax assets	48,751	44,160
Valuation allowance	(5,413)	(3,197)
Future income tax assets	43,338	40,963
FUTURE INCOME TAX LIABILITIES:
Deferred mineral property costs	(38,813)	(56,776)
Capital assets	(151,579)	(160,319)
Retail inventory	(25,735)	(13,781)
Goodwill	(56,748)	(57,718)
Unrealized foreign exchange gains	(580)	(3,194)
Other future income tax liabilities	(29,829)	(78,712)
Future income tax liabilities	(303,284)	(370,500)
Future income tax liability, net	$(259,946)	$(329,537)

(c)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 31% (2008 – 34%) is a result of the following:

	2009	2008
Expected income tax expense	$40,424	$55,308
Non-deductible (non-taxable) items	(20,884)	9,773
Northwest Territories mining royalty (net of income tax relief)	15,686	18,856
Impact of changes in future corporate income tax rates	–	(11,697)
Earnings subject to tax different than statutory rate	(6,032)	(5,293)
Benefit on losses recognized through reduction of goodwill	–	4,362
Impact of impairment charge on goodwill	29,034	–
Assessments and adjustments	(64)	(11,649)
Change in valuation allowance	2,603	(2,477)
Other	(511)	(1,089)
Recorded income tax expense	$60,256	$56,094

(d)

The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $1.1 million. Harry Winston Inc. has net operating loss carryforwards for US income tax purposes of $54.9 million and $14.7 million for other foreign jurisdiction tax purposes.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 12:

Future Site Restoration Costs

	2009	2008
At February 1, 2008 and 2007	$32,980	$17,200
Revision of previous estimates	4,880	14,897
Accretion of provision	1,646	883
At January 31, 2009 and 2008	$39,506	$32,980

The Joint Venture has an obligation under various agreements (note 15) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2009 is estimated to be $49.9 million of which approximately $32.4 million is expected to occur at the end of the mine life. The revision of previous estimates in fiscal 2008 reflects anticipated higher costs for fuel, labour and equipment based on a significant escalation in these key operating costs in recent years. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted risk-free interest rate of 4.96% .

NOTE 13:

Share Capital

(a)

Authorized

Unlimited common shares without par value.

(b)

Issued

	Number of shares	Amount
Balance, January 31, 2007	58,360,755	$305,165
SHARES ISSUED FOR:
Exercise of options	11,336	337
Balance, January 31, 2008	58,372,091	$305,502
SHARES ISSUED FOR:
Cash	3,000,001	76,039
Balance, January 31, 2009	61,372,092	$381,541

 (c)

Stock Options

The Corporation currently has in place a stock option plan, which was approved by the shareholders of the Corporation on July 27, 2000, amended by the shareholders on June 28, 2001 and amended by the directors on March 28, 2002 (the “Stock Option Plan”). On March 31, 2008, the Board of Directors approved amendments to the Stock Option Plan which were approved by the shareholders on June 4, 2008:

a)	an increase in the size of the Stock Option Plan, such that a maximum of 6,000,000 Common Shares may be issued pursuant to the Stock Option Plan after March 31, 2008;

b)	the introduction of a “cashless” settlement alternative in connection with the exercise of options under the Stock Option Plan;

c)

the addition of a provision whereby, if the expiry date of an option granted under the Stock Option Plan would otherwise occur during or within ten days following a Black-Out Period, the expiry date of such option shall be extended to the first business day which is at least ten days after the end of the Black-Out Period.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $0.5 million for fiscal 2009 (2008 – $0.2 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2009 – $nil; 2008 – $0.1 million).

Changes in share options outstanding are as follows:

			2009			2008
	Options		Weighted average exercise price	Options		Weighted average exercise price
	000s	CDN$	US$	000s	CDN$	US$
Outstanding, beginning of year	1,719	$23.52	$22.19	1,631	$23.43	$20.63
Granted	–	–	–	100	25.52	24.08
Exercised	–	–	–	(11)	27.01	25.48
Expired	(115)	38.49	31.38	(1)	26.45	24.95
	1,604	$22.45	$18.30	1,719	$23.52	$22.19

The following summarizes information about stock options outstanding at January 31, 2009:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of exercise prices	outstanding	contractual	exercise price	exercisable	exercise price
CDN$	000s	life in years	CDN$	000s	CDN$
$9.10–$9.15	268	0.8	$9.15	268	$9.15
10.60–12.45	302	1.9	12.36	302	12.36
17.50–17.50	39	2.8	17.50	39	17.50
23.35–29.25	750	4.3	25.30	675	25.27
36.38–40.00	10	6.7	36.38	8	36.38
41.45–41.95	235	5.4	41.66	235	41.66
	1,604		$22.45	1,527	$22.28

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

(d)

Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the year ended January 31, 2008 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions. The Company did not grant any options during fiscal 2009.

	2009	2008
Risk-free interest rate	–	3.45%
Dividend yield	–	0.00%
Volatility factor	–	39.18%
Expected life of the options	–	3.6 years
Average fair value per option, CDN	–	$8.53
Average fair value per option, US	–	$8.50

(e)

RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2007	174,390
AWARDS AND PAYOUTS DURING THE YEAR (NET):
RSU awards	21,873
RSU payouts	(52,548)
Balance, January 31, 2008	143,715
AWARDS AND PAYOUTS DURING THE YEAR (NET):
RSU awards	(2,500)
RSU payouts	(32,616)
Balance, January 31, 2009	108,599

DSU	Number of units
Balance, January 31, 2007	59,149
AWARDS AND PAYOUTS DURING THE YEAR (NET):
DSU awards	21,626
DSU payouts	(8,577)
Balance, January 31, 2008	72,198
AWARDS AND PAYOUTS DURING THE YEAR (NET):
DSU awards	56,790
DSU payouts	–
Balance, January 31, 2009	128,988

During the fiscal year, the Company granted (2,500) RSUs (net of forfeitures) and 56,790 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized a recovery of $1.9 million (2008 – recovery of $0.1 million) for the twelve months ended January 31, 2009.

NOTE 14:

Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2009	2008
NUMERATOR:
Net earnings for the year	$70,121	$106,408
DENOMINATOR (THOUSANDS OF SHARES):
Weighted average number of shares outstanding	61,014	58,369
Dilutive effect of employee stock options	193	530
	61,207	58,899

NOTE 15:

Commitments and Guarantees

(a)

Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Harry Winston Diamond Corporation’s share of this funding requirement was $0.2 million for calendar 2009. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Harry Winston Diamond Corporation’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at January 31, 2009 was $61.4 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)

Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)

Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Harry Winston Diamond Corporation’s 40% ownership percentage, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2010	$82,787
2011	81,507
2012	78,044
2013	76,620
2014	75,612
Thereafter	122,563

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 16:

Employee Benefit Plans

	Year ended	Year ended
	January 31,	January 31,
Expense for the year	2009	2008
Defined benefit pension plan – Harry Winston retail segment (a)	$1,527	$1,213
Defined contribution plan – Harry Winston retail segment (b)	866	1,063
Defined contribution plan – Harry Winston mining segment (b)	223	–
Defined contribution plan – Diavik Diamond Mine (b)	916	833
	$3,532	$3,109

(a)

Defined Benefit Pension Plan

The Harry Winston retail segment sponsors three separate defined benefit pension plans covering substantially all of its employees in the United States, Japan and Switzerland. The principal pension plan is the Harry Winston Employee Retirement Plan for Harry Winston Inc. US employees. The benefits for the Harry Winston Inc. plan are based on years of service and the employee’s compensation. In April 2001, Harry Winston Inc. amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston Inc.’s funding policy for the US plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of fixed income, equity and other short-term investments. The other two defined benefit pension plans are sponsored by retail segment subsidiaries Harry Winston Japan, K.K. and Harry Winston S.A., which converted their previous pension plan arrangements into defined benefit plans effective February 1, 2007. Pension liabilities for these two non-US plans are funded in accordance with local laws and regulations.

(i)

INFORMATION ABOUT HARRY WINSTON INC.’S US DEFINED BENEFIT PLAN IS AS FOLLOWS:

	2009	2008
ACCRUED BENEFIT OBLIGATION:
Balance, beginning of year	$11,296	$11,784
Interest cost	656	627
Actuarial gain	(3,171)	(373)
Effects of changes in assumptions	–	–
Benefits paid	(738)	(742)
Balance, end of year	8,043	11,296
PLAN ASSETS:
Fair value, beginning of year	10,384	10,574
Actual return on plan assets	(2,426)	397
Employer contributions	–	155
Benefits paid	(738)	(742)
Fair value, end of year	7,220	10,384
Funded status – plan deficit (included in accrued liabilities)	$(823)	$(912)

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

US plan assets represented approximately 61% of total Harry Winston retail segment plan assets at January 31, 2009. The unfunded status of the retail segment plans are comprised of $0.8 million attributed to the US-based Harry Winston Inc. plan, as reported in the table above, and $1.4 million attributed to the Harry Winston Japan, K.K. plan. The Harry Winston Japan, K.K. plan is non-funded with a benefit obligation of $1.4 million. The Harry Winston S.A. plan was fully funded at January 31, 2009 with a benefit obligation of $4.3 million offset by plan assets of $4.5 million.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

The following table provides the components of the net periodic pension costs for the three plans for the years ended January 31.

	2009	2008
Service cost	$(1,408)	$(1,357)
Interest cost	(863)	(808)
Expected return on plan assets	923	952
Net actuarial loss	–	–
Total	$(1,348)	$(1,213)

(ii)

PLAN ASSETS

The asset allocation of Harry Winston Inc.’s US pension benefits at January 31, 2009 were as follows:

	2009	2008
ASSET CATEGORY:
Cash equivalents	10%	2%
Equity securities	54%	72%
Fixed income securities	36%	24%
Other	0%	2%
Total	100%	100%

(iii)

THE SIGNIFICANT ASSUMPTIONS USED FOR HARRY WINSTON INC.’S US PLAN ARE AS FOLLOWS:

	2009	2008
ACCRUED BENEFIT OBLIGATION:
Discount rate	6.53%	6.24%
Expected long-term rate of return	7.50%	7.50%
BENEFIT COSTS FOR THE YEAR:
Discount rate	6.24%	5.75%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	0.00%	0.00%

Harry Winston Inc’s overall expected long-term rate of return on assets is 7.50% . The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments. Harry Winston S.A.’s overall expected long-term rate of return on assets is 3.25% . Long-term rate of return for Harry Winston Japan, K.K. plan assets is not applicable due to the unfunded status of the plan.

The weighted average assumptions used to determine the benefit obligations for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2009 are a discount rate and expected long-term rate of return of 1.70% and 0.00% and 2.50% and 3.25%, respectively.

The weighted average assumptions used to determine the benefit costs for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2009 are a discount rate, expected long-term rate of return and a rate of compensation increase of 1.70%, 0.00% and 4.42%, and 3.00%, 3.25% and 3.00%, respectively.

(iv)

HARRY WINSTON RETAIL SEGMENT EXPECTS TO CONTRIBUTE $0.9 MILLION TO ITS PENSION PLAN IN CALENDAR 2009

Benefits of approximately $1.4 million are expected to be paid by the retail segment in each calendar year from 2010 to 2014.  The aggregate benefits expected to be paid in the five calendar years from 2015 to 2019 are $6.9 million. The expected benefits are based on the same assumptions used to measure the retail segment’s benefit obligation at January 31, 2009.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

(b)

Defined Contribution Plan

Harry Winston Inc. has a defined contribution 401(k) plan covering substantially all employees in the United States. For the fiscal years ended January 31, 2009 and 2008, Harry Winston Inc. elected to increase the employer-matching contribution to 100% of the first 6% of the employee’s salary from 50% in fiscal 2007 and prior. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

Harry Winston Diamond Corporation introduced a defined contribution plan in fiscal 2009 whereby the employer contributes to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act.

(c)

Deferred Compensation Plan

On January 28, 2005, the Board of Directors of Harry Winston Inc. approved an Equity Participation Plan (the “Plan”) for certain executives of Harry Winston Inc. The Plan involves “Phantom Stock” awards, as defined in the executives’ employment agreements, which are payable in cash. These awards are split into a 40% time-vested award and a 60% cliff-vested award. The value of the award for each executive is calculated as a percentage of return on investment, as defined in the agreements as the excess of the fair value of Harry Winston Inc. at the date of calculation, over the fair value of Harry Winston Inc. at April 2, 2004, adjusted for certain items as defined in the agreements. The 40% time-vested award vests on the six annual anniversaries of each executive’s designated start date and over the six-year period, the vesting percentages are 0%, 0%, 10%, 10%, 10% and 10%, respectively. The 60% cliff-vested award vests in full on the date that Harry Winston Diamond Corporation becomes the acquirer of 100% of the common stock of Harry Winston Inc. The executives must remain employed by Harry Winston Inc. through the vesting dates in order for the awards to vest. Both awards would vest immediately upon the date of any future change in control as defined in the employment agreements. On September 29, 2006, Harry Winston Diamond Corporation acquired 100% of the common stock of Harry Winston Inc. As a result, the cliff-vested award has vested. At January 31, 2009 and 2008, Harry Winston Inc. has recorded a liability of $3.1 million and $6.3 million, respectively, relating to the Plan.

At January 31, 2009 and 2008, Harry Winston Inc. has recorded a liability of $6.0 million and $5.8 million, respectively, in connection with a deferred compensation plan for a key executive. According to the terms of this plan, the executive is entitled to deferred compensation of $5.0 million, which vests in equal installments on the first through the third anniversaries of the executive’s first day of employment with Harry Winston Inc. On each vesting date, the vested portion of the deferred compensation will be paid to the executive unless the executive provides Harry Winston Inc. with prior written notice to defer receipt of all or a portion of the vested portion of the deferred compensation. All such vested amounts deferred at the request of the executive will be distributed to the executive upon the executive’s termination of employment with Harry Winston Inc. The deferred compensation bears interest at LIBOR.

NOTE 17:

Capital Management

The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company’s mining and retail segments maintain separate financing arrangements. Accordingly, the Company assesses liquidity and capital resources on a segmented basis. The retail segment’s cash requirements are for cash operating expenses, working capital and capital expenditures, including salon expansion. The Company believes that cash on hand, cash generated from operations and access to credit facilities will be sufficient to meet anticipated cash requirements for the retail segment next fiscal year.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

The mining segment’s cash requirements are for cash operating expenses, working capital and capital expenditures. With the closing of the Kinross transaction, the Company believes that cash on hand and cash generated from the sale of rough diamonds will be sufficient to meet anticipated cash requirements for the next fiscal year.

The Company is subject to externally imposed capital requirements related to its senior secured term and revolving credit facilities, whereby it is required to maintain a consolidated tangible net worth in excess of $250 million. There has been no change with respect to the Company’s overall capital risk management strategy. At January 31, 2009, the Company is in compliance with this covenant.

NOTE 18:

Financial Instruments

The Company has various financial instruments comprised of cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents are designated as held-for-trading and are carried at fair value.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s long-term debt is fully secured; hence the fair value of this instrument at January 31, 2009 is considered to approximate its carrying value.

The carrying values of these financial instruments are as follows:

		January 31, 2009		January 31, 2008
	Estimated	Carrying	Estimated	Carrying
	Fair Value	Value	Fair Value	Value
FINANCIAL ASSETS:
Cash and cash equivalents	$16,735	$16,735	$49,628	$49,628
Cash collateral and cash reserves	30,145	30,145	25,615	25,615
Accounts receivable	66,980	66,980	25,505	25,505
	$113,860	$113,860	$100,748	$100,748
FINANCIAL LIABILITIES:
Accounts payable and accrued liabilities	$118,390	$118,390	$124,426	$124,426
Bank advances	42,621	42,621	34,928	34,928
Long-term debt	280,722	280,722	309,349	309,349
	$441,733	$441,733	$468,703	$468,703

NOTE 19:

Financial Risk Exposure and Risk Management

The Company is exposed, in varying degrees, to a variety of financial instrument related risks by virtue of its activities. The Company’s overall financial risk management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

i)

Currency Risk

The Company’s sales are predominately denominated in US dollars. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company's consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax earnings arises from the following sources:

Net Canadian dollar denominated monetary assets and liabilities. The most significant exposure relates to its Canadian dollar future income tax liability. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated future income tax liability.

Committed or anticipated foreign currency denominated transactions, primarily Canadian dollar costs at the Diavik Diamond Mine.

Based on the Company's net exposure to Canadian dollar monetary assets and liabilities at January 31, 2009, a one-cent change in the exchange rate would have impacted pre-tax net earnings for the year by $2.5 million.

ii)

Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities which bear variable interest based on LIBOR. Based on the Company's LIBOR based credit facilities at January 31, 2009, a 100 basis point change in the LIBOR rate would have impacted pre-tax net earnings for the year by $1.9 million.

iii)

Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that potentially subject the Company to credit risk consist of trade receivables from retail segment clients. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis only after a review of the client’s financial position and past credit history. The Company has not experienced significant losses in the past from its customers.

The Company's exposure to credit risk in the mining segment is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with Tier 1 banks and investing only in term deposits or banker's acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2009, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

iv)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2009, the Company had $16.7 million of cash and cash equivalents and $70.4 million available under credit facilities.

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Accounts payable and accrued liabilities	$118,390	$118,390	$–	$–	$–
Income taxes payable	76,987	76,987	–	–	–
Bank advances	42,621	42,621	–	–	–
Long-term debt (a)	320,118	84,408	26,799	192,135	16,776
Environmental and participation agreements incremental commitments	77,345	64,243	2,609	1,011	9,482
Operating lease obligations	106,064	17,701	26,280	16,865	45,218
Capital lease obligations	1,389	844	545	–	–
(a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2009.

NOTE 20:

Insurance Settlements

In December 2008, approximately $31.7 million in Company-owned and consigned retail inventory at cost was stolen during a second robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $16.7 million in the fourth quarter on settlement of the insurance claim compared to a pre-tax gain of $13.5 million on the first Paris salon robbery that occurred in the third quarter of the prior year. Included in accounts receivable at January 31, 2009 is a $48.4 million receivable relating to the insurance settlement that was received in February 2009. The remaining balance of the insurance claim is $3.3 million, of which $1.0 million was received in February 2009; the insurance company has agreed to pay the balance of $2.3 million which is expected to be received during April 2009. Also included in insurance settlement is a $0.5 million gain resulting from an excavator fire that occurred in the fourth quarter of fiscal 2006 at the Diavik Diamond Mine.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 21:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2009.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the twelve months ended January 31, 2009	Mining	Retail	Total
Revenue
Canada	$328,223	$–	$328,223
United States	–	93,978	93,978
Europe	–	117,588	117,588
Asia	–	69,431	69,431
Cost of sales	139,769	147,509	287,278
Gross margin	188,454	133,488	321,942
Gross margin (%)	57.4%	47.5%	52.8%
Selling, general and administrative expenses	19,903	135,973	155,876
Earnings (loss) from operations	168,551	(2,485)	166,066
Interest and financing expenses	(9,183)	(11,274)	(20,457)
Other income	2,595	(349)	2,246
Insurance settlement	558	16,682	17,240
Impairment charge	–	(93,780)	(93,780)
Foreign exchange gain (loss)	60,879	(1,792)	59,087
Segmented earnings (loss) before income taxes	$223,400	$(92,998)	$130,402
Segmented assets as at January 31, 2009
Canada	$980,500	$–	$980,500
United States	–	404,952	404,952
Other foreign countries	27,243	153,880	181,123
	$1,007,743	$558,832	$1,566,575
Capital expenditures	$200,289	$9,574	$209,863
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(17,789)	$(3,742)	$(21,531)
Amortization and accretion	$64,374	$12,596	$76,970

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

For the twelve months ended January 31, 2008	Mining	Retail	Total
Revenue
Canada	$413,772	$–	$413,772
United States	–	112,453	112,453
Europe	–	81,429	81,429
Asia	–	71,653	71,653
Cost of sales	169,680	141,507	311,187
Gross margin	244,092	124,028	368,120
Gross margin (%)	59.0%	46.7%	54.2%
Selling, general and administrative expenses	23,359	127,086	150,445
Earnings (loss) from operations	220,733	(3,058)	217,675
Interest and financing expenses	(14,940)	(12,918)	(27,858)
Other income	2,326	432	2,758
Insurance settlement	–	13,488	13,488
Foreign exchange gain (loss)	(45,042)	1,651	(43,391)
Segmented earnings (loss) before income taxes	$163,077	$(405)	$162,672
Segmented assets as at January 31, 2008
Canada	$856,841	$–	$856,841
United States	–	459,525	459,525
Other foreign countries	22,466	155,116	177,582
	$879,307	$614,641	$1,493,948
Goodwill as at January 31, 2008	$–	$93,780	$93,780
Capital expenditures	$170,711	$38,656	$209,367
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax expense (recovery)	$13,874	$(5,296)	$8,578
Amortization and accretion	$71,840	$9,334	$81,174

Sales to one customer in the mining segment totalled $20.8 million (2008 – $28.4 million) for the twelve months ended January 31, 2009.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

Diavik Diamond Mine Mineral Reserve
and Mineral Resource Statement

AS OF DECEMBER 31, 2008

Proven and Probable Reserves

			Proven			Probable		Proven and Probable
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Open pit and	of	per	of	of	per	of	of	per	of
underground mining	tonnes	tonne	carats	tonnes	tonne	carats	tonnes	tonne	carats
A-154 South
Open Pit	–	–	–	0.7	6.1	4.3	0.7	6.1	4.3
Underground	–	–	–	2.9	4.8	13.8	2.9	4.8	13.8
Total A-154 South	–	–	–	3.6	5.0	18.2	3.6	5.0	18.2
A-154 North
Open Pit	–	–	–	–	–	–	–	–	–
Underground	2.9	2.2	6.3	5.7	2.1	12.2	8.6	2.1	18.4
Total A-154 North	2.9	2.2	6.3	5.7	2.1	12.2	8.6	2.1	18.4
A-418
Open Pit	3.6	3.0	10.7	–	–	–	3.6	3.0	10.7
Underground	0.5	3.9	1.9	3.8	3.7	13.9	4.3	3.7	15.9
Total A-418	4.1	3.1	12.7	3.8	3.7	13.9	7.9	3.4	26.6
Total
Open Pit	3.6	3.0	10.7	0.7	6.1	4.3	4.3	3.5	15.1
Underground	3.4	2.4	8.2	12.4	3.2	39.9	15.8	3.0	48.1
Total Reserves	7.0	2.7	18.9	13.1	3.4	44.3	20.1	3.1	63.2
Note: Totals may not add up due to rounding.

Additional Indicated and Inferred Resources

		Measured Resources			Indicated Resources			Inferred Resources
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
	of	per	of	of	per	of	of	per	of
Kimberlite pipe	tonnes	tonne	carats	tonnes	tonne	carats	tonnes	tonne	carats
A-154 South	–	–	–	–	–	–	0.6	5.0	2.9
A-154 North	–	–	–	–	–	–	2.0	2.5	5.0
A-418	–	–	–	–	–	–	0.6	4.0	2.5
A-21	–	–	–	4.1	3.1	12.7	0.7	2.8	1.9
Total	–	–	–	4.1	3.1	12.7	3.9	3.2	12.4
Note: Totals may not add up due to rounding.

The above mineral reserve and mineral resource statement was prepared by Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

2009 ANNUAL REPORT

Harry Winston Diamond Corporation

For further details and information concerning Harry Winston Diamond Corporation’s Mineral Reserves and Resources, readers should reference Harry Winston Diamond Corporation’s Annual Information Form available through www.sedar.com and http://investor.harrywinston.com.

2009 ANNUAL REPORT